File No. 70-10241

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                           Amendment No. 2 to Form U-1
                                   Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                     Rochester Gas and Electric Corporation
                                 89 East Avenue
                               Rochester, NY 14649

                     (Name of company filing this statement
                   and address of principal executive office)
                    ----------------------------------------

                             Energy East Corporation
                                 P.O. Box 12904
                              Albany, NY 12212-2904

                    (Name of top registered holding company)
                    ----------------------------------------

                                 Joseph J. Syta
                     Vice President-Controller and Treasurer
                     Rochester Gas and Electric Corporation
                                 89 East Avenue
                               Rochester, NY 14649

                     (Name and address of agent for service)

                 The Commission is also requested to send copies
               of any communication in connection with this matter
                                       to:

                               Markian M.W. Melnyk
                               Roshini Thayaparan
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                          1875 Connecticut Avenue, N.W.
                                   Suite 1200
                             Washington, D.C. 20009
                            Telephone: (202) 986-8212
                            Facsimile: (202) 956-3289

                                TABLE OF CONTENTS

Item 1.    Description of the Proposed Transaction.............................3
        A. Introduction........................................................3
        B. Background .........................................................3
           1. Energy East......................................................3
              a. Public Utility Operations of Energy East......................4
              b. Non-Utility Affiliates of Energy East.........................5
           2. RG&E.............................................................5
        C. Background of Transaction...........................................5
        D. Transaction.........................................................5
           1. The Proposed Dividends are Appropriate under the Act.............9
              a. No Impairment of Financial Integrity or Working Capital.......9
              b. Public Interest..............................................10
              c. Best Interests of Security Holders...........................11
Item 2.    Fees, Commissions and Expenses.....................................11
Item 3.    Applicable Statutory Provisions and Legal Analysis.................11
        A. Section 12(c)......................................................12
        B. Rule 54............................................................12
Item 4.    Regulatory Approvals...............................................14
Item 5.    Procedure..........................................................14
Item 6.    Exhibits and Financial Statements..................................15
Item 7.    Information as to Environmental Effects............................16



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


                                    FORM U-1
                                   DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     On August 18, 2004, RGS Energy Group, Inc. and Rochester Gas and Electric Corporation filed an Application on Form U-1 under File No. 70-10241. Amendment No. 1 to the Application was filed on September 27, 2004. This Amendment No. 2 to the Application amends and restates the Application.

Item 1. Description of the Proposed Transaction

     A.   Introduction

     Pursuant to Section 12(c) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rules 42 and 46 thereunder, Rochester Gas and Electric Corporation ("RG&E") files this application and declaration seeking authorization for RG&E to declare or pay dividends on its common stock out of capital or unearned surplus, and for RG&E to acquire, retire, or redeem its securities from an associate company. As described in greater detail herein, the authorizations requested would permit RG&E to adopt a more appropriate capital structure given the sale of the Robert E. Ginna Nuclear Power Plant ("Ginna Facility") and the receipt of sale proceeds that are not currently needed to capitalize RG&E's business.

     B.   Background

          1.   Energy East Corporation

     Energy East Corporation ("Energy East"), a New York corporation, is a registered holding company under the Act. Through its subsidiaries, Energy East is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, and Maine serving approximately 1.8 million electricity customers and 900,000 natural gas customers. Energy East has corporate offices in New York and Maine. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "EAS." On May 1, 1998, Energy East became the parent of New York State Electric & Gas Corporation ("NYSEG")./1 On February 8, 2000, Energy East became the parent of Connecticut Energy Corporation,/2 and on September 1, 2000, Energy East became the parent of CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources./3

     On June 27, 2002, the Commission issued an order authorizing the acquisition of RGS Energy Group, Inc. ("RGS") by Energy East pursuant to which RGS became a wholly owned subsidiary of Energy East (the "Merger"). Energy East Corp., et al., Holding Co. Act Release No. 27546 (June 27, 2002) (the "Merger Order"). As described in the Merger Order, Energy East acquired the common shares of RGS for cash and Energy East common stock. The Merger was completed on June 28, 2002.

-----------------
1    Energy East Corp., et al., Holding Co. Act Release No. 26834 (Mar. 4,
     1998).

2    Energy East Corp., et al., Holding Co. Act Release No. 27128 (Feb. 2,
     2000).

3    Energy East Corp., et al., Holding Co. Act Release No. 27224 (Aug. 31,
     2000).

               a.   Public Utility Operations of Energy East

     As described below, Energy East holds direct or indirect interests in the following public utility companies (the "Utility Subsidiaries"), each of which is wholly owned by companies within the Energy East system:/4

     o NYSEG, a New York corporation and a wholly owned subsidiary of RGS, which purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

     o RG&E, a New York corporation and a wholly owned subsidiary of RGS, which generates, purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

     o The Southern Connecticut Gas Company ("Southern Connecticut Gas"), a Connecticut corporation and a wholly owned subsidiary of Connecticut Energy, which is engaged in the retail distribution and transportation of natural gas in parts of Connecticut;

     o Central Maine Power Company ("Central Maine Power"), a Maine corporation and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under
          Section 3(a)(2), the common stock of which is wholly owned by CMP Group, which is primarily engaged in purchasing, transmitting and distributing electricity in Maine;

     o Connecticut Natural Gas Corporation ("Connecticut Natural Gas"), a Connecticut corporation and a wholly owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Connecticut;

     o The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts corporation and a wholly owned subsidiary of Berkshire Energy Resources, which is engaged in the sale and distribution of natural gas in western Massachusetts; and

     o Maine Natural Gas Corporation ("Maine Natural Gas"), a Maine corporation which distributes gas in Maine and which is a wholly owned subsidiary of Energy East Enterprises, Inc. ("Energy East Enterprises"), a Maine corporation, a wholly owned subsidiary of Energy East and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under
          Section 3(a)(1).

-----------------
4 Energy East also owns indirect interests in the following public utility companies: MEPCo, a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine-New Brunswick, Canada international border at Orient, Maine -- Central Maine Power presently owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities; NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection -- NORVARCO is presently a wholly owned subsidiary of Central Maine Power.

               b.   Non-Utility Affiliates of Energy East

     Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. All of Energy East's subsidiaries are listed and described in its Annual Report on Form U5S./5

          2.   RG&E

     RG&E, a New York corporation and a wholly owned subsidiary of RGS, is principally engaged in the production, purchase, transmission, distribution, and sale of electricity and the purchase, distribution, sale, and transportation of natural gas in parts of New York State subject to the jurisdiction of the New York Public Service Commission ("NYPSC"). RG&E is a combination utility, with a 2,700-square-mile service territory, providing delivery service to approximately 356,000 electricity customers and 292,000 natural gas customers in a nine-county region centering around the City of Rochester, New York. RG&E's electric generation assets currently include hydroelectric and fossil facilities with total generating capacity of approximately 395 MW located in New York.

     C.   Background of Transaction

     On November 24, 2003, RG&E and Constellation Generation Group, LLC ("CGG"), a direct subsidiary of Constellation Energy Group, Inc. ("Constellation Energy"), entered into an Asset Purchase Agreement/6 ("APA") whereby RG&E agreed to sell the Ginna Facility and related facilities to CGG. The Ginna Facility is a 495 MW (dependable maximum net capability) nuclear power plant located in Ontario County, New York. On June 10, 2004, RG&E completed the sale of the Ginna Facility to CGG./7 As consideration for the sale, RG&E received approximately $428,500,000.

     D.   Transaction

     The sale of the Ginna Facility left RG&E with a significant cash balance and a smaller ongoing utility business in terms of net utility plant. RG&E was granted authority by the NYPSC to buy back common equity with proceeds from the sale of the Ginna Facility for the purpose of realigning its capital structure. Accordingly, to effect the equity reduction and realign RG&E's capital structure, RG&E seeks authorization for RG&E to declare and pay dividends on RG&E's common stock out of capital and/or unearned surplus,/8 and for RG&E to acquire, retire,

-----------------
5 Energy East Corporation's Annual Report for Year Ended December 31, 2003 on Form U5S, filed on April 29, 2004, SEC File No. 030-00334.

6 The APA was the result of a competitive bidding process. For additional discussion of the auction process, see the December 17, 2003 Petition of Rochester Gas and Electric Corporation, Constellation Generation Group, LLC, and R.E. Ginna Nuclear Power Plant, LLC for Authority Under Public Service Law Section 70 to Transfer by Auction Sale the R.E. Ginna Nuclear Generating Plant and Related Assets and for Related Approvals, NYPSC Case No. 03-E-1231 (May 20, 2004).

7 Energy East Corporation and Rochester Gas and Electric Corporation Report on Form 8K, filed on June 10, 2004, SEC File No. 1-672.

8 The Commission has authorized RGS to conduct similar transactions. Energy East Corp., et al., Holding Co. Act Release No. 27643 (Jan. 28, 2003) (the "Financing Order"). This Financing Order, among other things, authorized RGS to pay dividends out of capital and unearned surplus in an amount up to its retained earnings prior to the Merger.

     As a result of the Merger, RGS recognized approximately $649 million of goodwill and $29 million of intangible assets: Those amounts were recognized in RGS' common stock equity as additional paid in capital. Statement of Financial Accounting Standards No. 142 requires that goodwill no longer be amortized, but instead be tested at least annually for impairment. Statement 142 also requires an intangible asset with an indefinite life that is not amortized to be tested for impairment annually, or more frequently if circumstances indicate it might be impaired. Approximately $8 million of the intangible assets recognized as a result of the Merger are being amortized. The annual amortization expense is expected to be $1.5 million in 2004. In the Financing Order, the Commission authorized RGS to pay dividends out of capital and unearned surplus in an amount up to its retained earnings prior to the Merger. In addition, the Commission granted authorization for RGS "to pay dividends out of earnings before any amortization of intangibles recognized as a result of the Merger, and any impairment of either goodwill or other intangibles recognized as a result of the Merger." Id.

or redeem any security of RG&E from an associate company. For the purposes of this Application, where RG&E refers to "Dividends," RG&E intends to include both the declaration and payment of a dividend on RG&E's common stock out of capital and/or unearned surplus, and the acquisition, retirement, or redemption of any RG&E security from an associate company. The requested Dividend authority would not exceed $175 million.

     In connection with the Ginna Facility sale, RG&E has taken significant steps to restructure its capitalization. The sale provided RG&E with proceeds of approximately $420 million after tax. During the first half of 2004, RG&E redeemed from unaffiliated holders, under Rule 42, preferred stock in the amount of $72 million./9 RG&E now has no preferred stock outstanding. Long-term debt in the amount of $90 million also was redeemed under Rule 42./10 In addition, RG&E declared and paid $170 million in common stock dividends funded by Ginna Facility proceeds of $140 million and earnings from current operations, but paid entirely out of RG&E's current income and its retained earning account. As of June 30, 2004 and subsequent to the dividend, RG&E's retained earnings balance was approximately $4.1 million.

     RG&E expects to further reduce its long-term debt with Ginna Facility proceeds by an additional $75 million under Rule 42 by the end of calendar year 2004. Further, RG&E proposes to effect Dividends totaling $75 million by year end, or after the issuance of the authorization requested herein if issued after the year end. This dividend, which would be accounted for as a share repurchase and paid out of common stock and paid in capital, would include $35 million from Ginna Facility proceeds. The balance of the $175 million Dividend authorization request (i.e., $100 million) would be paid in subsequent periods by RG&E to RGS as and when deemed appropriate by RG&E, subject to the conditions as to declaration and payment set forth herein. Because the portion of the Ginna Facility sale proceeds intended to be used to buy back common

-----------------
9 On March 1, 2004, RG&E redeemed, at par, as required by a mandatory sinking fund provision, $1.25 million of 6.60% Series V preferred stock, Par Value $100, using available cash. On May 5, 2004, RG&E redeemed, at par, the remaining $23.75 million of the 6.60% Series V preferred stock, using available cash. The 6.60% Series V preferred stock, because it was mandatorily redeemable, was classified as a liability as of July 1, 2003, in accordance with FASB Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. On May 5, 2004, RG&E redeemed its remaining preferred stock, including: $12 million of 4% Series F (120,000 shares), $8 million of 4.10% Series H (80,000 shares), $6 million of 4 3/4% Series I (60,000 shares), $5 million of 4.10% Series J (50,000 share), $6 million of 4.95% Series K (60,000 shares) and $10 million of 4.55% Series M (100,000 shares), all redeemed at a premium.

10 On May 6, 2004, RG&E redeemed, at a premium, $40 million of 7.45% Series first mortgage bonds due July 2023, and the following Series of first mortgage bonds due March 2023: $33 million of 7.64%, $5 million of 7.66%, and $12 million of 7.67%. Those redemptions were financed through available cash and a short-term credit facility. The short-term credit facility was repaid with proceeds from the sale of the Ginna Facility.


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


stock equity as of June 30, 2004 was recorded on RG&E's books as a decrease in retained earnings, the requested Dividend authorization would permit RG&E to pay future dividends up to $175 million out of unearned surplus and permit RG&E to accumulate earnings from operations during this time in retained earnings. The accounting for the debt redemption and the Dividends is set forth in Exhibit FS-1./11

     The table below indicates how the proceeds of the Ginna Facility sale have been used and will be used by RG&E and Energy East. A total of $237 million of the proceeds will be used by RG&E to repay long-term debt and to redeem preferred stock. To date, Energy East has used the $140 million of proceeds received from the sale of the Ginna Facility to pay down debt. An additional $175 million will be transferred by RG&E to RGS. RGS will then transfer these amounts to Energy East through dividends as authorized under the Act or by Commission Order./12 Energy East will reduce its debt by an equal amount.

--------------- --------------------------------------- --------------- ----------------------
     Date         Use of the Ginna Facility Proceeds        Use of       Ginna Distributions
                                                           Proceeds       Funded by Current
                                                                        and Retained Earnings
--------------- --------------------------------------- --------------- ----------------------
First half      RG&E repayment of long-term debt and    $162 million
2004            redemptions of preferred stock
--------------- --------------------------------------- --------------- ----------------------
First half      RG&E declaration of a common stock      $140 million    $140 million
2004            dividend
--------------- --------------------------------------- --------------- ----------------------
Second half     RG&E repurchase of additional           $75 million
2004            long-term debt
--------------- --------------------------------------- --------------- ----------------------
Second half     RG&E declaration and payment of a       $35 million     $35 million
2004            dividend on RG&E's common stock out                     ($75) million
                of capital and/or unearned surplus
                (proposed herein)
--------------- --------------------------------------- --------------- ----------------------
2005-2006       RG&E declaration and payment of a                       ($100) million
                dividend on RG&E's common stock out
                of capital and/or unearned surplus
                (proposed herein)
--------------- --------------------------------------- --------------- ----------------------
Total:                                                  $412 million
------------------------------------------------------- --------------- ----------------------

     The proposed Dividends accomplish several important objectives for the Energy East system. First, the Dividends allow RG&E to adjust its capital structure to an appropriate level after the sale of a major asset. This application demonstrates that RG&E proposes to do this in a balanced manner through the reduction of debt, preferred stock and equity. The Dividends also release cash that would otherwise be trapped at RG&E. RG&E's operations currently generate cash flows that are in excess of the utility's operating needs and its capital improvements budget. The application proposes that this cash would better be used to reduce debt at Energy East, thereby further strengthening the capital structure of the consolidated entity. Lastly, the proposed Dividends, because they will be paid from the paid-in-capital and additional paid-in-capital accounts, will permit RG&E to rebuild its retained earnings account.

     Even with the proposed Dividends, RG&E will have substantial equity in its capital structure (approximately 46% as a percentage of total capitalization) and remain financially sound. Without the proposed Dividends, investors will suffer a detriment because the NYPSC will not permit RG&E to earn a return on equity in excess of 45% of total capitalization. The

-----------------
11 Exhibit FS-1 also provides a retained earnings and capital structure forecast for RG&E through 2005 and 2006.

12   See note 8, supra.


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


Dividends will not be excessive because they are limited both by the terms of this application and the order of the NYPSC discussed below, which restricts dividend payments if RG&E's equity drops below the 45% level. The findings of the NYPSC are discussed further below.

     On March 9, 2004, RG&E filed with the NYPSC an Electric Rate Joint Proposal ("ERJP") and Gas Rate Joint Proposal ("GRJP") (collectively, "Joint Proposals") pursuant to which RG&E, the staff of the NYPSC and several other entities settled contested issues in RG&E's ratemaking procedure before the NYPSC. The terms of the two Joint Proposals run from January 1, 2004 through December 31, 2008. The Joint Proposals have been approved and adopted by the NYPSC./13

     The NYPSC has ruled that RG&E may not earn a return on equity above 45% of total capitalization. The earnings calculations set forth in the ERJP require that "the amount of common equity used for measuring earnings sharing will be the lower of: (1) Actual Average Rate Base times RG&E's actual average equity ratio; or (2) Actual Average Rate Base times 45%."/14 In the NYPSC Rate Proceeding, the NYPSC Staff noted "with favor the provision in the earnings calculation which limits the equity ratio to the lesser of the Company's actual equity ratio or 45%. This provision, staff maintains, ensures a reasonable capital structure for purposes of the ESM [Earnings Sharing Mechanism as set forth in the ERJP] provisions."/15

     The NYPSC has also set standards for its approval of the proposed Dividends as requested herein.

-----------------
13 Proceeding on Motion of the Commission as to the Rates, Charges, Rules and Regulations of Rochester Gas and Electric Corporation for Electric Service, Case Nos. 03-E-0765 and 02-E-0198 and Proceeding on Motion of the Commission as to the Rates, Charges, Rules and Regulations of Rochester Gas and Electric Corporation for Gas Service, Case No. 03-G-0766 (May 20, 2004) ("NYPSC Rate Proceeding"), attached herein as Exhibit D-1.

14 Electric Rate Joint Proposal incorporated as part of the NYPSC Rate Proceeding at pp. 10-11, attached herein as Exhibit D-2.

15 NYPSC Rate Proceeding at p. 19. Earnings above a threshold 12.25% equity return on total electric operations (delivery and supply), and above a threshold 12.00% on total regulated gas service, are to be shared with customers equally (50%/50%). Id. at p. 7.


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




          In the event the Company's aggregate actual average equity ratio is greater than 45%, the dividend restrictions included in the order approving the formation of RGS Energy Group, Inc.16 are waived until the Company's aggregate actual average equity ratio is at or below 45%. RG&E is also granted authority to buy back common equity with the proceeds of the asset sale for the purpose of realigning capital structure./17

     As discussed below, the proposed Dividends are needed to realign RG&E's capital structure in a manner that is more consistent with its current assets and RG&E's rate treatment, and to more efficiently allocate capital in the Energy East group. To date, Energy East has used proceeds received from the sale of the Ginna Facility to pay down debt and expects further debt paydowns later this year with $75 million of the requested Dividend authorization.

          1.   The Proposed Dividends are Appropriate under the Act

     The Commission will permit a utility to declare and pay dividends out of capital or unearned surplus if: (1) such payment will not impair the financial integrity or working capital of the public utility companies in the holding company system; (2) the payment is in the public interest; and (3) the payment is in the best interests of security holders./18

               a.   No Impairment of RG&E's Financial Integrity or Working
                    Capital

     The proposed Dividends will not impair the financial integrity or working capital of RG&E. The Commission considers various factors to determine whether the standards of Section 12(c) are satisfied. These factors include:

-----------------
16 The NYPSC has stated the following as to the payment of dividends by RG&E to RGS:

          RG&E (RegCo) will not pay out more than 100% of net income calculated on a two-year rolling average basis. Excluded from the calculation of net income for the purposes of this provision will be non-cash charges to income resulting from accounting changes or Public Service Commission mandates or charges to income resulting from significant unanticipated events. The foregoing restriction will also not apply
          (1) to dividends reducing RegCo's equity capital ratio to a level appropriate to the RegCo's business risk, or (2) to dividends necessary to transfer to HoldCo the balance remaining of the $100 million for funding of unregulated operations allowed by the Public Service Commission's Order dated November 25, 1997 in Case No. 96-E-0898. All such funding of nonregulated operations under (2) above shall be exclusively through HoldCo.

Order Approving Petition Regarding Formation of Holding Company Subject to Modifications and Conditions, NYPSC Case No. 96-E-0898, at p. 4 (Feb. 5, 1999).

17   Electric Rate Joint Proposal at p. 11.

18 See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991).


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




          (i) the asset value of the company in relation to its capitalization,
          (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend./19

     The proposed Dividends will not have an adverse effect on the financial integrity or working capital of RG&E. As indicated in the financial statements attached herein (Exhibits FS-3 and FS-4), RG&E will remain financially sound as a result of the proposed Dividends. The balance sheet as of June 30, 2004 indicates that RG&E's assets are capitalized with debt and equity. RG&E's assets include $266 million in cash and marketable securities. RG&E's projected cash needs for the foreseeable future are substantially less than this level of cash and marketable securities. Cash from ongoing operations over the next several years is expected to be sufficient to support RG&E's projected capital spending and other cash needs.

     RG&E's current and prior earnings are indicated on the income statements for the six months ended June 30, 2004 and the twelve months ended December 31, 2003. The level of current and prior earnings is of little importance in this matter, however, because the proposed Dividends will be paid from the proceeds of an asset sale; a nonrecurring event, not recurring earnings.

     Lastly, RG&E's projected cash position after the payment of the proposed Dividends is demonstrated by the statement of projected cash flows (Exhibit FS-2). The exhibit indicates that RG&E's cash resources will be adequate to satisfy operational needs and projected capital expenditures.

     RG&E's current bond rating with Moody's Investors Service, Inc. ("Moody's") is Baa1. As a result of the steps taken by RG&E to sell the Ginna Facility and to recapitalize its balance sheet, Moody's has indicated a positive outlook for a potential upgrade of RG&E's securities' rating. Accordingly, payment of the proposed Dividends will not adversely affect RG&E's financial soundness.

     RG&E has no subsidiaries and no other company in the Energy East group would be adversely affected by the proposed Dividends.

               b.   Public Interest

     The proposed Dividends are in the public interest. There will be no adverse effect on the customers of RG&E from the issuance of dividends. To the contrary, the sale of the Ginna Facility and the subsequent recapitalization of RG&E is consistent with a soundly capitalized utility. The Joint Proposals provide for substantial customer benefits from RG&E's auction of the Ginna Facility. Customers of RG&E will receive $110 million in cash refunds over the term of the ERJP. Of that total, $60 million was refunded immediately after the NYPSC approved the ERJP and GRJP and the Ginna Facility sale was consummated. The remaining $50 million will

-----------------
19 Id. citing International Utils. Corp., 5 SEC 403 (1939); United Light and Power Co., 18 SEC 336 (1945); General Gas & Elec. Corp., 20 SEC 485 (1945).

be refunded as follows: $25 million at the beginning of 2005, $15 million at the beginning of 2006, and $10 million at the beginning of 2007. The New York State Consumer Protection Board has noted that the overall gain for the sale of Ginna provides for "the largest refunds ever provided to customers of any upstate electric utility."/20 The proposed Dividends will allow RG&E's investors to similarly recoup their share of the proceeds of the sale.

               c.   Best Interests of Security Holders

     The proposed Dividends are in the best interests of security holders. The authorizations requested herein would permit RG&E to adopt a more appropriate capital structure given RG&E's reduced asset profile.

     RG&E's current common stock equity ratio is 46.4%. This percentage does not include either the payment of additional Dividends or the $75 million of debt reductions planned for later this year. Without the ability to pay Dividends out of capital or unearned surplus, RG&E will have stranded cash and equity that is not earning a full return in calendar year 2004 and subsequent years.

     Notably, with the requested relief and additional expected debt redemptions for the second half of 2004, RG&E's total common stock equity will be approximately 46.6%. This equity ratio is expected to remain stable at 45 to 46 percent over the next several years. Thus, RG&E's common stock equity as a percentage of total capitalization will be substantially in excess of the traditional 30% level of equity capitalization that the Commission has required for other registered holding companies and their utility subsidiaries./21 RG&E commits that the proposed Dividends would not be paid if to do so would result in a reduction in RG&E's common stock equity to less than 30%.

     RG&E will not experience adverse financial consequences as a result of the proposed Dividends. The relief requested also is in the public interest and in the best interest of RG&E's security holders. Therefore, RG&E respectfully requests that the commission grant this application and authorize the relief requested.

Item 2.  Fees, Commissions and Expenses

     The estimated fees, commission and expenses incurred by the RG&E in connection with the proposed transaction are expected to be approximately $30,000.

Item 3.  Applicable Statutory Provisions and Legal Analysis

     The proposed transactions are subject to Section 12(c) of the Act and Rules 42 and 46 thereunder.

-----------------
20 Comments of the New York State Consumer Protection Board, cited in NYPSC Rate Proceeding at p. 22.

21 See, e.g., KeySpan Corporation, et al., Holding Co. Act Release No. 27708 (Aug. 5, 2003).

     A.   Section 12(c)

     As discussed above, the proposed Dividends would not contravene the purposes of Section 12 of the Act. "Congress intended section 12(c) to prevent the 'milking of operating companies in the interest of the controlling holding company groups' and to safeguard the working capital of the public-utility companies."/22 The proposed Dividends will not violate the requirements of
Section 12(c).

     The Commission has permitted the utility subsidiary of a registered holding company to pay dividends out of capital or unearned surplus as a result of the sale of an asset under similar circumstances. In Entergy Corporation,23 the Commission allowed Entergy Power Inc. ("EPI") to pay dividends to its parent company, Entergy Corporation ("Entergy") out of capital surplus from the sale of an interest in a coal-fired generating facility. In authorizing the asset sale and the subsequent issuance of dividends out of capital or unearned surplus, the Commission noted:

          EPI intends to apply the proceeds from the sale to its general corporate purposes, including to reduce its operating and maintenance expenses and to meet other working capital needs. EPI further proposes, from time to time through December 31, 1998, to pay dividends to Entergy out of capital surplus from the unused proceeds of the sale. The Declarants represent that, after making such dividend payments to Entergy, EPI's equity will not fall below 30% of its total capitalization. In this regard, EPI states that its capital structure consists entirely of equity funds provided by its parent, Entergy. EPI also states that it has no current plans to engage in debt financing through December 31, 1998. The Declarants further represent that EPI's cash position after any such dividend payments from capital surplus will be sufficient to allow EPI to continue to meet its projected capital requirements and other obligations. The Declarants assert that the proposed payments will not be detrimental to the financial integrity or working capital of EPI and are in the best interests of Entergy, EPI's sole shareholder./24

     The Commission has also authorized such transactions when the sale of assets by a utility subsidiary is part of a state-mandated restructuring effort. For example, in Northeast Utilities,25 the Commission authorized several of Northeast Utilities' ("NU") electric utilities to pay dividends as a result of the sale of utility assets. Certain of NU's utilities ("Utilities") were required to restructure their companies to comply with state statutory provisions. This restructuring included, among other things, the divestiture of their generating assets. As a result of that mandated divestiture, the Utilities experienced a significant influx of cash. The Utilities sought permission from the Commission to pay dividends and/or repurchase stock from NU out

-----------------
22   Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13,
     1991), citing S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935).

23   Entergy Corp., Holding Co. Act Release No. 26549 (Aug. 2, 1996).

24   Id.

25   Northeast Utilities, et al., Holding Co. Act Release No. 27147 (Mar. 7,
     2000).


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


of capital or unearned surplus with these proceeds. The parties indicated that the payment of dividends out of capital or unearned surplus would not impair the financial integrity of the Utilities, appeared to be in the public interest and was in the best interest of investors and consumers. The Commission granted the requested authorization.

     Similarly, in Conectiv,/26 Conectiv sought to restructure its holding company system in accordance with Delaware and New Jersey state commission requirements implementing restructuring legislation. As part of the restructuring, two of Conectiv's utilities were to pay dividends out of capital or unearned surplus as a result of the sale of assets. Because the proposed payments would not impair the financial integrity of the utilities, the utilities would continue to have adequate cash and access to working capital facilities to meet and support its normal business operations and the proposed transactions would not cause the long-term debt rating for the utilities to drop below investment grade, the Commission authorized the request.

     B.   Rule 54

     The proposed transaction is subject to Rule 54, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Energy East states, for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the adverse conditions specified in Rule 53(b) exist.

     In particular, with regard to Rule 53(a), Energy East's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs and FUCOs does not exceed 50 percent of the system's consolidated retained earnings. As of June 30, 2004, Energy East's "aggregate investment" in EWGs and FUCOs is approximately $20 million, or approximately 1.7% of Energy East's "consolidated retained earnings" at June 30, 2004, approximately $1.2 billion. Energy East states in accordance with Rule 53(a) it will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. All of such books and records and financial statements will be made available to the Commission upon request. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request. As required by Rule 53(a)(3), no more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs. As per Rule 53(a)(4), Energy East states it will submit a copy of any Application filed with the Commission, and will submit copies of any Rule 24 certificates involving matters subject to Rule 53 as well as a copy of Item 9 and Exhibits G and H thereof from Energy East's Annual Report on Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries, in each case as required by Rule 53.

-----------------
26   Conectiv, et al., Holding Co. Act Release No. 27192 (June 29, 2000).


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


     Energy East further states that the provisions of Rule 53(a) are not made inapplicable to the authorization requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Neither Energy East nor any of its subsidiary companies having assets with book value exceeding an amount equal to 10 percent or more of consolidated retained earnings, has been the subject of a bankruptcy of similar proceeding. Energy East's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10 percent from the average for the previous four quarterly periods. Further, in the previous fiscal year, Energy East did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs where such losses exceeded an amount equal to five percent of Energy East's consolidated retained earnings.

     As a result, the Commission should not consider the effect on the Energy East system of the capitalization or earnings of any Energy East subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed transactions.

Item 4.  Regulatory Approvals

     The NYPSC has jurisdiction over the proposed Dividends. As stated above, the NYPSC has authorized the proposed Dividends and the transactions will be effected in accordance with that authorization.

Item 5.  Procedure

     RG&E respectfully requests the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the application. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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


Item 6.  Exhibits and Financial Statements

        Exhibits:

Exhibit A      Not applicable.
Exhibit B-1    Not applicable.
Exhibit C      Not applicable.
Exhibit D-1    Proceeding on Motion of the Commission as to the Rates, Charges,
               Rules and Regulations of Rochester Gas and Electric Corporation
               for Electric Service, Case Nos. 03-E-0765 and 02-E-0198 and
               Proceeding on Motion of the Commission as to the Rates, Charges,
               Rules and Regulations of Rochester Gas and Electric Corporation
               for Gas Service, Case No. 03-G-0766 (May 20, 2004) (previously filed).
Exhibit D-2    Electric Rate Joint Proposal (without exhibits), filed with the
               New York State Public Service Commission March 9, 2004,
               incorporated as part of the Proceeding on Motion of the
               Commission as to the Rates, Charges, Rules and Regulations of
               Rochester Gas and Electric Corporation for Electric Service, Case
               Nos. 03-E-0765 and 02-E-0198 and Proceeding on Motion of the
               Commission as to the Rates, Charges, Rules and Regulations of
               Rochester Gas and Electric Corporation for Gas Service, Case No.
               03-G-0766 (May 20, 2004) (previously filed).
Exhibit E      Not applicable.
Exhibit F-1    Opinion of counsel (to be filed by amendment).
Exhibit F-2    Past tense opinion of counsel (to be filed by amendment).
Exhibit G      Form of Notice (previously filed).


        Financial Statements:

FS-1 Amended RG&E Capitalization Structure Actual and Pro Forma as of June 30, 2004 (confidential treatment requested) (previously filed).
FS-2 RG&E Cash Flow Data Pro Forma as of December 31, 2004 (confidential treatment requested) (previously filed).
FS-3 RG&E Balance Sheet and Income Statement as of and for the six months ended June 30, 2004 (included as part of Rochester Gas and Electric Corporation's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, File No. 1-672, filed August 6, 2004 and incorporated herein by reference).
FS-4 RG&E Balance Sheet and Income Statement as of and for the 12 months ended December 31, 2003 (included as part of Rochester Gas and Electric Corporation's Annual Report of Form 10-K for fiscal year ended December 31, 2003, File No. 1-672, filed March 9, 2004 and incorporated herein by reference).


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


Item 7.  Information as to Environmental Effects

     The transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the transaction will not result in changes in the operations of Energy East or its subsidiaries that would have any significant impact on the environment. To RG&E's knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.


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                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended
Application-Declaration to be signed on its behalf by the undersigned officer thereunto duly authorized.

Date: October 22, 2004



                                 Rochester Gas and Electric Corporation

                                 By: /s/ Joseph J. Syta
                                     ------------------
                                 Name: Joseph J. Syta
                                 Title:  Vice President-Controller and Treasurer






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